Exhibit 99.3

SUPPLEMENT TO DEFINITIVE PROXY STATEMENT

These corrective and supplemental disclosures to the Definitive Proxy Statement/Prospectus filed by Occam Networks, Inc. (“Occam”) on December 14, 2010 with the Securities and Exchange Commission (the “SEC”) (the “Definitive Proxy Statement”), are being made in connection with certain litigation arising out of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 16, 2010, by and among Occam, Calix, Inc., Ocean Sub I, Inc. and Ocean Sub II, LLC.

These corrective and supplemental disclosures to the Definitive Proxy Statement are dated February 7, 2011.

As disclosed on page 29 of the Definitive Proxy Statement, in connection with proposed transactions contemplated by the Merger Agreement, a purported class action complaint was filed in the Delaware Court of Chancery (the “Court of Chancery”), naming as defendants Occam and the members of its Board of Directors (the “Delaware Litigation”). On November 24, 2010, the plaintiffs in the Delaware Litigation filed a Verified Consolidated Amended Class Action Complaint with the Court of Chancery.

On January 24, 2011, the Court of Chancery held a hearing on the motion by the plaintiffs to preliminarily enjoin the stockholder vote to adopt the Merger Agreement, which was scheduled to occur at a special meeting of the stockholders of Occam (the “Special Meeting”) to be held on January 27, 2011. Following the hearing, the Court of Chancery enjoined the stockholder vote to adopt the Merger Agreement until at least 10 calendar days after Occam filed these supplemental disclosures to the Definitive Proxy Statement with the SEC.

In accordance with the Court of Chancery’s January 24, 2011 ruling, the Special Meeting was convened on January 27, 2011. A quorum was determined to be present and the meeting was adjourned, without a vote on the merger proposal, until 10:00 a.m., local time, on February 22, 2011, at Occam’s offices at 3185 Laurelview Court, Fremont, California, 94538.

CORRECTIVE AND SUPPLEMENTAL DISCLOSURES

In connection with the Court of Chancery’s January 24, 2011 ruling, Occam is making these corrective and supplemental disclosures. This corrective and supplemental information should be read in conjunction with the Definitive Proxy Statement, which should be read in its entirety. Defined terms used but not defined in these corrective and supplemental disclosures have the meaning set forth in the Definitive Proxy Statement. These corrective and supplemental disclosures are not being made as part of a settlement of, and do not resolve, the Delaware Litigation.

Corrective and Supplemental Disclosure Concerning the Market Check

In the fifth paragraph on page 84, the Definitive Proxy Statement states that on July 1 and 2, 2010, Jefferies contacted seven potential acquirors to gauge their interest in a strategic transaction with Occam.

In the sixth paragraph on page 84, the Definitive Proxy Statement states that on July 2, 2010, representatives of Jefferies informed the board that they had contacted seven buyer candidates regarding the potential acquisition of Occam and that none of them expressed an interest in pursuing the opportunity.

In the sixth paragraph on page 85, the Definitive Proxy Statement states that on July 14, 2010, the board decided to continue discussions and enter into an exclusivity arrangement with Calix after the board considered, among other things, that the other potential acquirers that had been contacted had not indicated an interest in discussing a potential acquisition of Occam.

In the fifth paragraph on page 86, the Definitive Proxy Statement states that, on August 11, the board decided to continue to negotiate with Calix on an exclusive basis notwithstanding the expiration of the prior exclusivity period because, among other reasons, the board considered the fact that Jefferies had recently contacted seven potential acquirors of Occam, each of which had expressed no interest in pursuing such a transaction.

In the seventh paragraph on page 88, the Definitive Proxy Statement states that, on September 2, 2010, the board authorized management to agree to an extension of the exclusivity period through a date no later than September 21, 2010 after considering, among other things, the lack of any positive response to the inquiries made by Jefferies of potential acquirers of Occam.

In the first full paragraph on page 91, under the heading, “Available Alternatives; Results of Discussions with Third Parties,” which is part of the section entitled, “Occam’s Reasons for the Merger; Recommendation of the Occam Board of Directors,” the Definitive Proxy Statement states that as part of its deliberations, the board considered various factors, including the lack of interest expressed by the potential acquirors Jefferies contacted prior to Occam’s entry in to an exclusive negotiating period with Calix.

The following corrects and supplements the foregoing disclosures in the Definitive Proxy Statement:

On July 1 and 2, 2010, Jefferies sent emails and made telephone calls on behalf of Occam to a senior business development officer, a mergers and acquisitions officer, or the chief financial officer, as the case may be, of seven potential acquirors referring to an urgent M&A situation of an unidentified company in the broadband access space to determine if any of those parties would be interested in looking at the opportunity in the next 24 hours or so. The emails stated that the company had been approached concerning an acquisition of the company and needed to evaluate interest almost immediately and asked each potential acquiror to schedule a call with Jefferies to receive more information. One recipient, whose company had recently completed a material acquisition, did not respond to two such emails or a similar voicemail message; as a result, that party was not informed that Occam was the subject company. Jefferies spoke to representatives of the six other potential acquirors on July 1 and 2, 2010. One potential acquiror stated that broadband access and tier-3 carriers were not at the top of their priority list and would only be interested if the company in question was one of two companies it identified, neither of which was Occam; as a result, that party was also not informed that Occam was the subject company. The five other companies were provided the identity of Occam on a confidential basis. In the communications with Jefferies, one large buyer candidate advised that it was starting a full week shut-down for the July 4th holiday, and that it might be interested and that Jefferies should contact it in ten days if the unidentified company was in a position to have discussion at that point. Another potential buyer stated that it was evaluating the possibility internally. Five replied that a 24 hour time frame was insufficient to consider the possible acquisition. Jefferies prepared a slide that summarized these contacts as part of a written presentation that was circulated to the Occam board in advance of the July 2, 2010 board meeting. The slide noted, of the seven candidates: five candidates stated that the requested timeframe was too short for consideration; four candidates indicated “limited interest”; three candidates stated that the proposed acquisition was not in a core space; one candidate stated that there was a substantial overlap in portfolios and it sought companies with larger customers than those of Occam; one candidate stated that it was currently evaluating the proposed acquisition internally; and, as noted above, one candidate did not respond. This slide was updated orally by representatives of Jefferies during the board meeting, who provided additional detail about each of the responses and their views as to whether any of the potential acquirers would actually pursue an acquisition of Occam.

Neither Occam nor Jefferies contacted Party A or any of the seven potential acquirors regarding Occam after the July 2, 2010 board meeting, including after the exclusivity periods with Calix lapsed on two occasions, and neither Occam nor Jefferies has received any contact from Party A or any of the seven potential acquirors (none of whom knew that Occam had entered into an exclusivity arrangement with Calix) regarding Occam since that date, including after the public announcement of the merger on September 16, 2010.

Supplemental Disclosures Concerning the Impact of the Road Show on the Allocation of Consideration Between Cash and Equity to be Received by Occam Stockholders

The last full paragraph on page 88 of the Definitive Proxy Statement states that the Occam board on September 2, 2010 discussed recent increases in the trading price of Calix’s common stock and the fact that Calix’s chief executive officer recently met with institutional investors, including meetings with investors who were not then-current holders of Calix’s common stock, and that the board considered the impact of the increased trading price on the allocation of consideration between cash and equity and requested that Jefferies present information regarding the effects of different trading prices and average trading prices on such allocation of consideration.

The second and third paragraphs on page 89 of the Definitive Proxy Statement state that on September 6, 2010, Jefferies reviewed with the Occam board the proposed transaction with Calix from a financial point of view, including the allocation of consideration between cash and Calix common stock and, in particular, an analysis of the impact of recent changes in Calix’s trading price on the cash and equity components of the transaction consideration.

The following supplements the foregoing disclosures in the Definitive Proxy Statement:

The meetings that Calix’s chief executive officer held on August 24 and August 25, 2010 with institutional investors, including investors who were not then current holders of Calix’s common stock, resulted in increased demand for Calix’s common stock. On August 24, 2010, Calix’s common stock closed at $9.90. Over the following ten days, the price of Calix’s common stock rose from $9.91 on August 25, 2010, to $13.29 on September 3, 2010. Using the change in market price from $9.90 to $13.29, the effect of the increase in Calix’s stock price was to reduce the cash portion of the consideration that Occam shareholders will receive by approximately $25 million and to increase the stock portion of the consideration by the same amount.

At the Occam board meetings described above, Jefferies presented information showing that, as of July 14, 2010 (when Calix’s stock was $11.65), the implied mix of cash and stock consideration per share of Occam common stock was approximately 54.6% cash and 45.4% stock and, as of September 2, 2010 (when Calix’s stock price was $13.16), was approximately 47.2% cash and 52.8% stock, which represented a decline in the aggregate cash consideration from approximately $89 million to approximately $77 million. Under the merger agreement, the actual implied mix of cash and stock was 49% cash and 51% stock, based upon the closing price of Calix common stock of $13.38 on September 14, 2010.

Supplemental Disclosure Concerning the Accretion/Dilution Analysis

In the Pro Forma Combination Analysis at page 102, the Definitive Proxy Statement states: “Using publicly available information and information and guidance provided by Calix’s management, Jefferies reviewed the potential pro forma effect of the merger transaction on Calix’s fiscal years 2010 and 2011 estimated EPS. Based on an illustrative merger transaction closing date of December 1, 2010 and other assumptions relating to the merger transaction, this analysis indicated that the merger transaction could be dilutive to Calix’s estimated EPS for fiscal year 2010 and accretive for fiscal year 2011.”

The following amends and restates in its entirety this disclosure in the Definitive Proxy Statement:

Using publicly available information and information and guidance provided by Calix’s management, Jefferies reviewed the potential pro forma effect of the merger on Calix’s fiscal years 2010 and 2011 estimated EPS, assuming no synergies will be realized by Calix as a result of the merger. This analysis assumed:

•	a projected merger closing date of December 1, 2010,

•	Calix would incur advisory fees in connection with the merger of $3.5 million,

•	for purposes of purchase accounting, Calix would allocate an estimated 15% of the premium paid by Calix in the merger over the book value of Occam’s assets to intangibles, and

•

in fiscal year 2011, Calix would forego $0.9 million in interest income at a 1% rate as a result of the utilization of cash as part of the merger consideration and would amortize $3.7 million in intangibles.

Based upon the foregoing, this analysis indicated that the merger could be dilutive to Calix’s estimated EPS for fiscal year 2010 by $0.02 per share of Calix common stock and accretive to Calix’s estimated EPS for fiscal year 2011 by $0.05 per share of Calix common stock (or approximately 8.4%).

Jefferies also reviewed an analysis of the potential pro forma effect of the merger on Calix’s fiscal year 2011 estimated EPS, assuming that Calix would realize synergies in the form of cost savings as a result of the merger by amounts ranging from $2.0 million to $10.0 million. This analysis used the same assumptions summarized in the bullet points above. Based upon the foregoing, this analysis indicated that the merger could be accretive to Calix’s estimated EPS for fiscal year 2011 by amounts ranging from $0.08 to $0.19 per share of Calix common stock (or approximately 13.6% to 34.3% accretion, respectively).

Corrective and Supplemental Disclosure Concerning the Determination to Designate Thomas E. Pardun as the Appointee to the Calix Board of Directors

In the first paragraph on page 15 under the heading Management of Calix Following the Merger and in the second paragraph on page 109, under the heading Management of Calix Following Merger, the Definitive Proxy Statement states that upon the effective time and subject to the review and approval of Calix’s board of directors, one member of the Occam board who is not an employee of Occam, will be appointed to Calix’s board of directors and will be nominated by the Calix board for election at Calix’s next annual meeting of stockholders, and that “no determination has been made as to the identity of the designee who will be appointed to the Calix board of directors.”

The following corrects and supplements the foregoing disclosure in the Definitive Proxy Statement:

Calix and Occam determined during the summer of 2010, prior to the approval of the Merger Agreement by the Occam board of directors, that Mr. Pardun would be the designee who will be appointed to the Calix board of directors. This determination was subject to a meeting with Calix’s chief executive officer, which occurred in late November 2010, and a meeting with Calix’s chairman, which occurred in early January 2011, and approval of Calix’s board of directors. Calix and Occam continue to anticipate that Mr. Pardun will be appointed to Calix’s board of directors.

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Your vote is important. The deadline for voting by telephone or through the Internet is 11:59 p.m., Eastern Time, on February 21, 2011. If you need assistance with casting or changing your vote, you should contact Occam’s proxy solicitor, Innisfree M&A Incorporated, at 1-888-750-5834.

If you have previously delivered a proxy, you may revoke it at any time before the polls close at the special meeting, as adjourned, in one of the following ways:

•	Through the Internet or by telephone before the deadlines for voting described above;

•	By submitting a subsequent later-dated proxy by mail that is actually received by the Occam Corporate Secretary prior to the special meeting;

•	By sending written notice of revocation to the Occam Corporate Secretary that is actually received by the Occam Corporate Secretary prior to the special meeting; or

•	By voting in person at the special meeting.

Attendance at the special meeting alone will not revoke a previously submitted proxy. If you have instructed a broker to vote your shares, you must follow directions received from the broker to change those instructions. If you have voted a proxy via the Internet or by telephone, you can revoke that proxy by voting again, and only your last action via the Internet or by telephone will be counted.

Stockholders who do not wish to rescind their votes, including stockholders who have already voted in favor of the merger proposal or the adjournment proposal and do not wish to change that vote, do not need to take any further action. All shares of Occam common stock represented by properly executed proxies that are received in time for the special meeting, as adjourned, and that are not revoked, will be voted at the special meeting in the manner specified by the holder.

Occam stockholders of record as of December 13, 2010, the record date for the special meeting, who have not yet voted and still wish to do so may vote in the manner set forth in the Proxy Statement.

If you have questions about the merger or how to submit proxies, or need additional copies of the Proxy Statement or the enclosed proxy card or of these Additional Soliciting Materials, you may contact Occam’s proxy solicitor, Innisfree M&A Incorporated, at 1-888-750-5834.

Occam’s board of directors, which previously recommended that Occam stockholders adopt the merger agreement, unanimously reaffirms that recommendation and encourages stockholders to vote “FOR” the adoption of the merger agreement at the special meeting, as adjourned.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Merger, Occam filed the Definitive Proxy Statement with the SEC on December 14, 2010 and commenced mailing the Definitive Proxy Statement and form of proxy to the stockholders of Occam. BEFORE MAKING ANY VOTING DECISION, YOU ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT REGARDING THE MERGER CAREFULLY AND IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Occam is subject to the informational requirements of the Exchange Act and files annual, quarterly and current reports, proxy statements and other information with the SEC. You can read Occam’s SEC filings, including the Definitive Proxy Statement, through the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document Occam files with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

If you have any questions about this proxy statement, the special meeting or the merger or if you need assistance with the voting procedures, including casting or changing your vote, you should contact Occam’s proxy solicitor, Innisfree M&A Incorporated, at 1-888-750-5834.

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